

SECURITI 16022280

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 23 2016
Washington DC
416

SEC FILE NUMBER
8-67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 AND ENDING 09/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murray Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323, SUITE 200
(No. and Street)

TYLER (City) TEXAS (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY V. MURRAY 903-561-5588
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, EDWARD
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE 508 (Address) WEST SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY SECURITIES, INC., as of SEPTEMBER 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBBIE L. JONES
My Commission Expires
May 06, 2017
NOTARY PUBLIC
STATE OF TEXAS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323
Tyler, TX 75701

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Murray Securities, Inc. as of September 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Murray Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murray Securities, Inc. as of September 30, 2016 and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Murray Securities, Inc. financial statements. Supplemental Information is the responsibility of Murray Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form

and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States). In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 22, 2016

MURRAY SECURITIES, INC.
BALANCE SHEET
September 30, 2016

ASSETS

Current Assets	
Cash on hand and in banks	$ 69,932
Deposits with clearing organizations	10,668
Receivable from clearing organizations	4,568
Prepaid expenses	2,000
TOTAL CURRENT ASSETS	87,168
Furniture and equipment, at cost less accumulated depreciation of $40,880	6,136
TOTAL ASSETS	$ 93,304

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 705
Accrued expenses	663
TOTAL CURRENT LIABILITIES	1,368
Long-Term Liabilities	0
TOTAL LIABILITIES	1,368
Stockholders' Equity	
Capital stock, no par value 100,000 shares authorized, 500 shares issued and outstanding	10,000
Paid in excess	60,000
Retained earnings	21,936
TOTAL STOCKHOLDERS' EQUITY	91,936
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 93,304

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Revenues		
Commissions earned		$ 582,437
Investment income		123
Interest income		7,841
Miscellaneous income		212
Total Revenue		590,613
Expenses		
Employee compensation and benefits	$ 402,634	
Clearance and quotation fees	49,728	
Occupancy	49,104	
Communications and data processing	13,973	
Other expenses	73,502	
Total Expenses		$ 588,941
Net Income (Loss)		$ 1,672

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Balance, September 30, 2015	$	20,264
Net Income		1,672
Dividends Paid		-
Balance, September 30, 2016	$	21,936

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Common Stock	Preferred Stock	Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2015	$ 10,000	-	60,000	20,264	$ 90,264
Net Income				1,672	1,672
Balances at September 30, 2016	$ 10,000	-	60,000	21,936	$ 91,936

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,672
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	1,450
(Increase) decrease in operating assets:	
Receivable from clearing organizations	(1,427)
Investments	65,995
Other receivables	
Increase (decrease) in operating liabilities:	
Accounts payable	193
Accrued liabilities	321
Net Cash Provided By Operating Activities	68,204
NET CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	0
Net Cash Used By Investing Activities	
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	68,204
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,728
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 69,932

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$ 0
Income taxes paid	$ 0

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2016

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Expenditures for major repairs that extend the useful lives are capitalized and expenditures for normal maintenance and repairs are expensed as incurred. Gains or lossed on assets sold or abandoned are included in the accompanying statement of operations in the period disposed.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2016

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with SWS Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Traff Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2003, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D - POSSESSION AND CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE E - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of net capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2016

NOTE F - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Office Equipment	3-7 Years	$	14,914
Furniture and Fixtures	7 Years		19,969
Leasehold Improvements	6 Years		12,133
			47,016
Less Accumulated Depreciation			(40,880)
Total		$	6,136

NOTE H - RENT

The Company leases office space under a long-term non-cancelable lease. The lease term is extended to December 31, 2017. Effective January 1, 2016, the fixed basic rent was amended to $3,616.67 per month. The contract stop-loss agreement is calculated on an annual basis, the amount of which is an allocated on a monthly basis. The rent expense for September 30, 2016 was $49,104. The contract amount of the lease agreement for September 30, 2017, the final year of the agreement, is $43,400.

NOTE I - ADVERTISING

The Company's advertising expenditures totalled $133 for the year ending September 30, 2016.

NOTE J - SUSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 22, 2016 , which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events subsequently that would have a material impact on the financial statements.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2016

NOTE M - DEFERRED INCOME TAXES

The Company did not provide the guidance provided by FASB ASC Topic 740, Income Taxes. This is a violation of generally accepted accounting principles. Had the pronouncement been followed the Company would have a deferred tax asset of $5,889.

Timing Differences @ 9/30/16	**Book**	**Tax Return**	**Differences**
Non Current			
Accumulated Depreciation	40,880	38,982	1,898
			0.15
Total Non Current			285
Current			
NOL Carryforward		36,430	36,430
Charitable Contribution Carryforward		933	933
			37,363
			0.15
Total Current			5,604
Net Deferred Tax Asset			5,889

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2016

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 91,936
Nonallowable assets		
Fixed assets	6,136	
Prepaids	2,000	(8,136)
Other charges		
Haircuts		
Undue concentration	1,395	(1,395)
Net allowable capital		$ 82,405

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required as a percentage of aggregate indebtedness	$ 91
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 32,405

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,368
Percentage of aggregate indebtedness	1.66%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Computations of Net Capital reported on FOCUS IIA as of September 30, 2016	$ 82,405
Adjustments:	
Change in equity adjustments	0
Change in non-allowable assets	0
Change in haircuts	0
Change in undue concentration	0
NCC per Audit	82,405
Reconciled Difference	$ 0

See accountant's audit report

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2016

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Balance of such claims at October 1, 2015	$	-
Additions		-
Reductions		-
Balance of such claims at September 30, 2016	$	-

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2016

MURRAY SECURITIES

One American Center
909 ESE Loop 323
Suite 200
Tyler, TX 75701
(903) 561-5588
Texas: 1-(800) 441-8595

November 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE September 30, 2016

Dear Edward,

Plcasc bc advised that Murray Securities, Inc. ('MSI") has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of October 1, 2014 through September 30, 2016. MSI did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). MSI's past business has been of similar nature and has complied to this exemption since its inception, (date).

Gary Murray, the president of MIS has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review September 30, 2016.

Gary Murray has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected MIS's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (903) 561-5588.

Very truly yours,

Murray Securities, Inc..



Gary Murray
President

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

November 22, 2016

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323
Suite 200
Tyler, TX 75701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Murray Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Murray Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) Murray Securities, Inc. stated that Murray Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Murray Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Murray Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended September 30, 2016

See Accountants Audit Report

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323 Suite 200
Tyler, TX 75701

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT OM SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2015 to September 30, 2016, which were agreed to by Murray Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Murray Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Murray Securities, Inc.'s management is responsible for Murray Securities, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $537.18.

2. Compared audited Total Revenue for the period of October 01, 2015 through the September 30, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Murray Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

November 22, 2016

MURRAY SECURITIES, INC.
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